GALIANO GOLD ANNOUNCES ANNUAL GENERAL MEETING VOTING RESULTS

Vancouver, British Columbia, June 2, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: AKG) announces today that all the resolutions put to shareholders at the Company's Annual General Meeting (the "Meeting") held on June 2, 2022 were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Election of Directors

The seven nominees listed in the Company's Management Information Circular dated April 27, 2022, were elected at the Meeting as directors of Galiano.

Director Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Matt Badylak	141,177,893	98.95%	1,505,005	1.05%
Paul N. Wright	141,401,816	99.10%	1,281,082	0.90%
Gordon Fretwell	114,943,776	80.56%	27,739,122	19.44%
Michael Price	141,305,251	99.03%	1,377,647	0.97%
Judith Mosely	141,565,894	99.22%	1,117,004	0.78%
Dawn Moss	141,175,244	98.94%	1,507,654	1.06%
Greg Martin	141,743,829	99.34%	939,069	0.66%

Appointment of Auditors - KPMG LLP

KPMG LLP was re-appointed as auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to KPMG LLP.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
156,357,340	99.64%	569,283	0.36%

Advisory Vote on Executive Compensation

The non-binding advisory resolution accepting the Company's approach to executive compensation was approved.

Votes For	% Votes For	Votes Against	% Votes Against
119,300,887	98.83%	1,410,354	1.17%

A report on all matters voted on at the meeting has been filed on SEDAR.

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Enquiries:

Todd Romaine

EVP Sustainability and Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: todd.romaine@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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